Exhibit 99.1
Supplemental Submission Pursuant to Item 9C(a) of Form 10-K
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
In March 2022, because our prior auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, which filed an audit report with our last annual report, was located in mainland China, a jurisdiction where the U.S. Public Company Accounting Oversight Board (“PCAOB”) had determined that it was unable to inspect or investigate completely because of restrictions imposed by Chinese authorities, the staff of the Securities and Exchange Commission (“SEC”) conclusively identified Zai Lab Limited (the “Company”) under the Holding Foreign Companies Accountable Act (“HFCAA”) because our prior auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, which filed an audit report with our last annual report, was located in mainland China, a jurisdiction where the U.S. Public Company Accounting Oversight Board (“PCAOB”) had determined that it was unable to inspect or investigate completely because of restrictions imposed by Chinese authorities.
In May 2022, the Company proactively engaged KPMG LLP, an auditor located in the United States that is inspected by the PCAOB, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, including for the Company’s internal controls over financial reporting. In addition, in December 2022, the PCAOB vacated its determination that it was unable to inspect and investigate PCAOB-registered public accounting firms in mainland China. As a result, the Company no longer retained a registered public accounting firm that the PCAOB had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and the SEC staff have stated that there are no issuers currently at risk of having their securities subject to a trading prohibition under the HFCAA.
As of the date of filing of the Annual Report on Form 10-K for the year ended December 31, 2022, and as of the date hereof, the Company has determined that it is not owned or controlled by a governmental entity in the People’s Republic of China and that no governmental entity in the People’s Republic of China, directly or indirectly, possesses the power to direct or cause the direction of the management and policies of the Company or has a controlling financial interest in the Company. Specifically, the Company has determined the following:
•Based on a review of its material contracts, the Company is not a party to any material contracts with such a foreign governmental party.
•Based on a review of the Schedules 13D and 13G and amendments thereto filed by the Company’s shareholders, the Company has no major shareholders that are owned or controlled by governmental entities in the People’s Republic of China. The Company believes reliance on a review of such Schedules 13D and 13G and amendments thereto is reasonable and sufficient, because major shareholders are legally obligated to file beneficial ownership schedules with the SEC.
•Based on a review of the annual director and officer questionnaires (each, a “D&O Questionnaire”) completed and submitted to the Company by its directors and executive officers, there is no foreign government representative or official of the Chinese Communist Party on the Company’s Board of Directors.